[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 13, 2010

VIA EDGAR, E-MAIL AND FEDERAL EXPRESS

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. St., N.E.

Washington, D.C.  20549-3628

Re:      Airgas, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed August 27, 2010
File No. 1-09344

Dear Ms. Duru:

On behalf of our client, Airgas, Inc., a Delaware corporation (the “Company” or “Airgas”), set forth below are responses to the comment of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was set forth in the Staff’s letter dated August 30, 2010 with respect to the filing referenced above.  For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

Mellissa Campbell Duru, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
September 13, 2010

General

1.                 We note the statement issued on August 27 in response to Air Products’ assertions that the company was communicating with stockholders and promising a potential sale or auction of the company in exchange for voting against Air Products’ January 2011 annual meeting by-law.  With a view toward revised disclosure, supplementally clarify for us whether the company has engaged in such negotiations, the topics discussed, and whether any voting agreements have been reached between the company and any stockholder or group of stockholders who own 5% or more of the company’s shares.  We may have further comment.

Response:  As part of its proxy solicitation efforts for its Annual Meeting scheduled for September 15, 2010, Airgas has been meeting with a number of its stockholders to solicit their votes in support of the directors nominated by the Airgas board of directors and against the proposals made by Air Products, Inc.  The Company has solicited proxies in accordance with the proxy rules under the Securities Exchange Act of 1934, as amended.  There have been no agreements, arrangements or understandings entered into with any party regarding how such party will vote.  All of the commitments made by the Company have been publicly disclosed in its letters to stockholders and appropriately filed under the cover of Schedule 14A.  While we have been informed by numerous Airgas stockholders that Air Products has made promises and commitments (particularly with respect to its tender offer price and proposed changes thereto), Airgas has been open and transparent with the Airgas stockholders.  Therefore, Airgas believes that no additional disclosure by Airgas is required.

                             *        *        *

The Company has authorized us to advise the Staff that it acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mellissa Campbell Duru, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
September 13, 2010

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,

/s/ David A. Katz
David A. Katz

cc:          Daniel A. Neff, Esq. (Wachtell, Lipton, Rosen & Katz)

               Robert H. Young, Jr. (Airgas, Inc.)